                                                  Filed Pursuant to Rule 424B(3)
                                                  Registration No.: 333-89403

                                 Common Stock


                          iDINE REWARDS NETWORK INC.

                                _______________

     We have prepared this prospectus for use by certain of our stockholders who wish to sell up to 3,000,000 shares of our common stock. We will receive none of the proceeds resulting from the sale of the shares offered by the selling stockholders under this prospectus.

     Our common stock (Symbol: IRN) is listed on the American Stock Exchange and the Philadelphia Stock Exchange. Our Series A convertible preferred stock (Symbol: IRN PR A) is listed on the Philadelphia Stock Exchange. On May 29, 2002, the last reported sale price of the common stock on the American Stock Exchange was $9.40 per share.

     This investment involves risk. Carefully consider the risk factors beginning on page 5.


--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------


                 The date of this Prospectus is June 10, 2002

________________________________________________________________________________


                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
WHERE YOU CAN GET MORE INFORMATION........................................    2

DOCUMENTS INCORPORATED BY REFERENCE.......................................    2

PROSPECTUS SUMMARY........................................................    4

RISK FACTORS..............................................................    5

A WARNING ABOUT FORWARD-LOOKING STATEMENTS................................   11

PROCEEDS..................................................................   11

SELLING STOCKHOLDERS......................................................   11

DESCRIPTION OF CAPITAL STOCK..............................................   12

PLAN OF DISTRIBUTION......................................................   15

LEGAL MATTERS.............................................................   16

EXPERTS...................................................................   16

No person has been authorized to give any information or to make any representation other than those contained in, or incorporated by reference into, this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities by anyone in any state in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of such state, or in which the person making such offer or a solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been a change in the information presented in this prospectus or the affairs of iDine since the date hereof.

                      WHERE YOU CAN GET MORE INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission to register the securities offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement for further information about us and the securities we are offering. Statements made in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of those contracts or other documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including the exhibits and schedules, are on file at the offices of the SEC and may be inspected without charge.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statements, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

     Our common stock is listed on the American Stock Exchange and our common stock and Series A convertible preferred stock are listed on the Philadelphia Stock Exchange. You may also read our SEC filings and other information at the American Stock Exchange and the Philadelphia Stock Exchange.

                      DOCUMENTS INCORPORATED BY REFERENCE

     SEC rules allow us to include some of the information required to be in the registration statements by incorporating that information by reference to other documents we file with them. That means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC (before the termination of this offering) automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities covered by this prospectus are sold:

     . Transition Report on Form 10-KT for the transition period from October 1, 2001 to December 31, 2001 (filed with the SEC on April 1, 2002);

     . Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (filed with the SEC on December 31, 2001);

     . Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (filed with the SEC on May 15, 2002);

     . Current Reports on Form 8-K filed with the SEC on February 1, 2002, February 8, 2002 and March 27, 2002;

     . The description of our common stock contained in our registration statement on Form 8-A (filed with the SEC on June 4, 1995) and Amendment No. 1 to Form 8-A (filed with the SEC on April 12, 2001); and

     . The description of our Series A convertible preferred stock contained in our registration statement on Form 8-A (filed with the SEC on November 9, 2001) and our registration statement on Form S-2 (filed with the SEC on October 6, 1999).

     You may request a copy of these filings, which we will provide to you at no cost, by writing or calling us at the following address: iDine Rewards Network Inc., 11900 Biscayne Boulevard, Miami, Florida 33181, telephone: (305) 892-3306,
Attention: Secretary.

     This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports which we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in the business, prospects, financial condition or our other affairs after the date of this prospectus.

                              PROSPECTUS SUMMARY

     This summary highlights selected information contained or incorporated by reference in this prospectus. It is not complete and may not contain all of the information that is important to you. To understand the offering fully, you should read the entire prospectus carefully, including the risk factors, and our financial statements, and the notes to those statements incorporated by reference in this prospectus.

     We administer loyalty rewards programs, primarily in the dining arena, which offer savings and other rewards to our members. We accomplish this principally through the acquisition of "Rights to receive" from participating merchants which are then sold for cash to our members. Rights to receive are the rights to receive the future cash flows associated with goods and services, principally food and beverage, which we purchase from participating restaurants, in advance, at a substantial discount from the menu price. To facilitate access to the dining rewards by our members, we operate a registered card program under our brand-name iDine. We believe the registered card platform provides a discreet, user-friendly mechanism since members are able to register a valid credit card with us and then use that registered card when dining at participating restaurants in order to access their rewards and benefits.

     We notify our members of our participating merchants' rewards through a variety of methods: printed quarterly directories, quarterly newsletters, toll-free numbers, fax back services and, more recently, online at our revised website, www.idine.com. The revised website was developed in tandem with our e-commerce initiative. We have also developed an on-line revenue management product which allows participating restaurants to create special, real time incentives and promotions in order to drive incremental traffic during slow periods.

     We estimate that at March 31, 2002, our member base and network of participating restaurants had grown to approximately 8,500,000 and 7,800, respectively. We currently operate in 77 metropolitan markets and vacation destinations in the United States. We have a sales force of approximately 90 sales people who enlist merchants in our program. Our members come from a variety of sources and marketing efforts, either through direct solicitation or through affiliate relationships such as airlines frequent flyer programs, credit card issuing banks, corporations and other affinity distribution channels.

     We commenced operations in 1984 and were reincorporated as a Delaware corporation in 1987. Effective February 1, 2002, we changed our corporate name to iDine Rewards Network Inc. from Transmedia Network Inc. Our principal office is located at 11900 Biscayne Boulevard, Miami, Florida 33181 and our telephone number is (305) 892-3300.

                                 Risk Factors

You should carefully consider the following risk factors and other information in this prospectus before deciding to purchase any shares offered by this prospectus.

Although we were profitable for the fiscal year ended September 30, 2001 as well as through the transition period ended December 31, 2001 and the first quarter of the current year, we had sustained losses from operations for the preceding three fiscal years.

     We earned $1.3 million in the fiscal year ended September 30, 2001, $1.1 million in the transition three month period ended December 31, 2001 and $3.1 million in the quarter ended March 31, 2002. However, during fiscal years ended September 30, 1998, 1999 and 2000, we had incurred net losses of $7.8 million, $10.4 million and $7.8 million, respectively. The principal causes of those losses were (1) an increase in operating expenses associated with our e-commerce dining venture in April 2000, (2) increases in selling, general and administrative expenses (due, in part, to one-time payments in termination of employment and consulting agreements to our former chief executive during fiscal 1998 and, in other periods, to increases in information technology expenses principally associated with year 2000 remediation and legal reserves), (3) decreases in the number of new enrollments due largely to enforcement of privacy regulations with respect to our discontinued private label charge card as it pertained to soliciting and enrolling credit card holding members, and lower and often less frequent spending by new members through a no-fee membership program,
(4) in 1999 and the first quarter of fiscal 2000, expenses incurred as a result of the acquisition and subsequent integration of Dining A La Card, and (5) significant operating expenses in fiscal 2000 incurred in converting our private label charge card to our registered card platform. Although, we have been profitable for the last five quarters, we cannot assure you that our future operations will be profitable.

We may have difficulty meeting our future cash needs.

     Our business is cash intensive. We need cash to fund new contracts, support our operations and capitalize our growth. Although we concluded an $80.0 million securitization facility in December 1999, our borrowing base is limited to the cash advances made to restaurants financed thereunder. At March 31, 2002, the available borrowing capacity under this facility was approximately $61.6 million, of which approximately $55.0 million had been drawn down. Our cash and short term investments at that date were $15.9 million. If we need more cash and are unable to raise it, we may be required to scale back or abandon one or more of our strategies, which could have a material adverse effect on our business, operations, and financial results.

A significant amount of our dining rewards membership is concentrated in one industry group.

     Presently, approximately 45% of our revenue is derived from members of airlines frequent flyer programs. This concentration in one industry group is expected to continue and may in fact increase if our future strategy to expand this business materializes. While airline miles are currently considered to be an attractive rewards currency, there is no assurance that airline miles rewards will continue to be viewed favorably by consumers and members. Furthermore, sustained economic issues in the airlines industry could have an adverse effect on our business as there is no assurance that we can convert their members to other forms of rewards offered in our programs should the airlines no longer be able to participate.

We depend upon our ability to attract and retain desirable merchants.

     The majority of our revenue is derived from our Right to receive cash in exchange for food and beverage credits. Our business depends on our ability to attract a large variety of desirable merchants in the geographic markets we serve and in proportion to our membership either in that area or that visit that area. Failure to procure contracts with a sufficient number of desirable merchants in a timely manner or any significant reduction in business from the merchants in any market would reduce Rights to receive revenue and adversely affect our business. In addition, a failure to attract desirable merchants could cause members to cancel their memberships with us or affiliates and partners to choose not to participate in our rewards programs. This would harm our ability to attract new members and participating merchants. Any decline in member usage or membership enrollments would slow our Rights to receive turnover, causing a decline in revenue and a higher cost of financing our Rights to receive inventory.

We depend upon our agreements with transaction processors, presenters and aggregators.

     Because credit card processing is an integral part of our business, our relationship with the credit card processors, transaction presenters, and aggregators of credit card transactions are very important. We currently have contracts with approximately 24 presenters of credit card transactions. Should these relationships terminate and we become unable to find suitable replacements, our ability to receive, process and present merchant transactions could be impaired, which would materially and adversely impact our operations and profitability and expose us to potential liability.

We depend upon increasing our marketing force, forming new marketing relationships to grow our business, and on our ability to attract and retain active members.

     We must aggressively hire marketing personnel and enter into new marketing relationships to help gain access to large groups of potential customers. We have relationships with various organizations for the marketing, support, and endorsement of our services and products. For example, we rely on our agreements with banks, credit unions, corporations, airline frequent flier programs, member savings and loyalty programs, and other entities across the country to market our services to their existing and future customer base. However, we need to expand these relationships and enter into new relationships. We have entered into agreements to direct potential members to our programs via means of specific websites for which we provide content. The development and management of these partnerships (including keeping the website content attractive) might be a long and difficult process, requires experienced sales and marketing personnel and may not be successful.

     Our future success depends in large part upon continued demand for our programs by consumers. Any number of factors could affect the frequency with which consumers participate in our programs or whether they enroll in an iDine program at all. These factors include (1) consumer tastes and dining preferences, (2) the frequency with which consumers dine out, (3) general economic conditions, (4) weather conditions, and (5) the availability of alternative discount programs in the local region in which consumers live and work. Any significant decline in usage or increase in program cancellations, without a corresponding increase in new member enrollments, could have a material adverse effect on our business.

Our future growth depends upon programs we market through credit card issuers, banks, airlines frequent flier programs, member savings and loyalty programs, and other marketing partners. A downturn in those industries or programs would adversely affect us.

     Our future growth depends upon continued demand for our dining programs from businesses, affiliates and industries we serve or seek to serve. A significant downturn in an industry or trend within an industry to reduce or eliminate its use of membership programs would have a material adverse effect on our business, financial condition and results of operations.

We are susceptible to a changing regulatory environment.

     The benefits we provide involve the use of private financial data. Privacy concerns may affect the way we store and process this data causing us greater expense and difficulty in obtaining and retaining marketing partners. We are also susceptible to the public's and our partners' concerns about privacy. Although we have endeavored and continue to endeavor to provide appropriate security for our data, we cannot assure that new laws or regulations will not affect the way we operate our business.

Our security measures may not be successful.

     We have developed and implemented a number of measures in an effort to keep our member and merchant data secure. We continue to attempt to enhance and improve our security measures. These measures may be expensive and involve hiring additional personnel and/or suppliers and consultants. The measures we have taken and may take in the future may not be successful. Should our security measures fail in whole or in part, our reputation could be adversely affected, with the result that our finances and operating results could be adversely impacted and we could become subject to claims and lawsuits.

We are susceptible to merchant credit risk.

     We attempt to enroll popular restaurants and other merchants which are financially sound and offer an appealing variety of quality food and services. To the extent that participating merchants fail, we could be adversely affected. Because we generally make cash advances to restaurants and other participating merchants in exchange for rights to receive future revenue, we may not be able, upon the failure of a merchant's business, to collect the full amount, or any, of the funds we advanced. Although we attempt to take collateral and guarantees to secure our advances, we cannot assure you that these measures would be adequate to enable us to recover losses.

Economic slowdowns could hurt our business.

     The success of our business depends on our members' use at participating merchants of credit cards registered with our iDine program. If the national or local economy slows in the regions in which we do business, our members may perceive that they have less disposable income to permit them to dine out. As a consequence, they may spend less when they dine, dine out less frequently, and use their registered cards less often, if at all. Any decline in program usage would hurt our business. In addition, while a decline in the national economy or in the regions in which we operate typically has an initial positive impact because restaurants can more readily absorb the incremental business, a sustained economic downturn could cause merchants who participate in our programs to go out of business. Although our practice generally is to protect our right to recover monies we advance to merchants by taking a security interest in a merchant's assets, we cannot assure you that such measures would be adequate. It is likely that, should the number of merchants entering bankruptcy rise, the number of uncollectible accounts would also rise. This would have an adverse effect on our business and financial results.

An inability to maintain an appropriate balance between the number of members and the number of merchants in each market may adversely affect our operations.

     The success of our business depends on our ability to maintain an appropriate ratio of members to merchants within each geographic market we serve. If we have too many members and not enough restaurants, our member base may become dissatisfied and participating restaurants may experience a higher volume of rewards business than anticipated. This could result in low program usage, high membership cancellations and attrition in the restaurant base. Alternatively, if too many restaurants participate in our programs with too few members, Rights to receive turnover volume will be reduced resulting in reduced revenue. Managing this ratio requires an ability, among other things, to anticipate trends within a market and the desires of our customers and participating restaurant partners. We are endeavoring to analyze our markets in terms of member and restaurant counts by zip code and Metropolitan Statistical Area. We cannot assure you that we will be able to manage this balance effectively in each of our markets. An inability to do so, however, could harm our business.

We depend upon members of our senior management.

     Our success will depend, in part, on the skills, experience, efforts and policies of Gene M. Henderson, our President and Chief Executive Officer, and certain other key employees, including Stephen E. Lerch, our Executive Vice President and Chief Financial Officer, and certain officers of our principal subsidiaries. If one or more of these senior executives or key personnel were not to remain active with us, our results of operations could be affected.

Initial and renewal fee memberships contribute to our profitability; cancellations could impact our profitability.

     During an initial annual membership term or a renewal term, members who pay a fee may cancel their memberships in the program, generally for a pro rata refund of the membership fees for that period. Accordingly, profitability of our programs depends, in part, on recurring and sustained fee membership renewals.

We may need additional capital.

     The need to raise funds may arise in the future. We may raise funds through the sale of equity or convertible debt securities. Should we do so, your ownership percentage as well as the value of the stock outstanding likely will be reduced. We cannot assure you that we will be able to raise funds on acceptable terms or at all. If we do not obtain additional financing, our business, operations and financial condition could be materially adversely affected.

We are controlled by Samstock and its affiliates.

     Our largest stockholder, Samstock, L.L.C. and its affiliates, as of May 15, 2002, beneficially owned in aggregate 8,454,407 shares of our common stock, representing approximately 30.8% of our outstanding common stock (assuming the immediate conversion of all shares of Series A convertible preferred stock into common stock at a 1:1 conversion ratio and the exercise of all exercisable stock options and warrants). Of this amount, 5,235,875 shares were owned by Samstock and its affiliates, 1,759,958 shares were issuable upon the exercise of warrants held by Samstock and its affiliates, 961,548 shares were held by others but were subject to voting and disposition restrictions in favor of Samstock and 166,227 shares were issuable upon exercise of warrants held by others but would be, if exercised, the subject of voting and disposition restrictions in favor of Samstock. As a result of its ownership, Samstock and its affiliates will be able to determine (or substantially influence) the outcome of all matters submitted to a vote of stockholders, including the election of directors. The interests of Samstock may be different from the interests of other stockholders. Samstock presently has two designees on our nine-member board of directors.

     Samstock also beneficially owns over 65% of our outstanding Series A convertible preferred stock, as a class. Consequently, it has the right to require us to convert the entire Series A convertible preferred stock into common stock at its election at any time. Upon certain defaults in the payment of Series A convertible preferred dividends, holders of the Series A convertible preferred stock, as a class, will have the right to elect two directors to fill newly-created directorships. Because Samstock holds over two-thirds of the outstanding shares of Series A convertible preferred stock, Samstock would control the election of these directors.

Our board of directors may issue additional shares of preferred stock without stockholder approval.

     Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock with rights and preferences that may be determined from time to time by the board of directors. Accordingly, the board of directors may, without stockholder approval, issue one or more new series of preferred stock with rights which could adversely affect the voting power or other rights of the holders of outstanding shares of preferred stock or common stock. In addition, the issuance of additional shares of preferred stock may have the effect of rendering more difficult, or discouraging, an acquisition or change in control of iDine. Although we do not have any current plans to issue any additional series or shares of preferred stock, we may do so in the future.

The future sales of restricted and other shares may cause dilution to each stockholder's percentage ownership interest and could cause our stock price to decline.

     Sales of a substantial amount of stock in the public market (such as the shares registered pursuant to this registration statement or shares previously registered by us under another registration statement for resale by certain of our stockholders), or the perception that these sales may occur, could result in lower market prices of our securities. This could also impair our ability to raise additional capital through the sale of equity securities. As of May 15, 2002, we had 16,243,739 shares of common stock, 4,079,687 shares of convertible preferred stock and warrants exercisable for 5,647,803 shares of common stock were outstanding. In addition, 2,991,193 shares of common stock are issuable upon exercise of outstanding employee and director stock options, and an additional 592,791 shares are available under our incentive stock option plans for future grant. Of these shares, 1,606,434 have been registered for sale. We intend to register the remainder of these shares not registered for sale in the near future. As of May 15, 2002, other outstanding options were exercisable to purchase 390,000 shares of common stock. Finally, additional shares of common stock may be issued pursuant to the terms of the Series A convertible preferred stock, including the dividend and anti-dilution provisions. The issuance and sale of a significant number of shares of our securities upon the exercise of stock options and warrants, the conversion of our preferred stock, or the sales of a substantial number of shares of stock pursuant to Rule 144 or otherwise, could result in a dilution to each stockholder's percentage ownership and could adversely affect the market prices of our securities.

Stockholders may not be able to resell their stock or may have to sell at prices lower than the price they paid for it.

     The trading prices for our securities have been volatile and could continue to be subject to significant fluctuations in response to variations in our quarterly operating results, general conditions in the restaurant industry or the general economy, and other factors. In addition, the stock market is subject to price and volume fluctuations affecting the market price for public companies generally, or within broad industry groups, that may be unrelated to the operating results or other circumstances of a particular company. These fluctuations may adversely affect the liquidity of our securities, as well as the price that holders may achieve for their shares upon any future sale.

                  A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements." Any statement in this prospectus, other than a statement of historical fact, is a forward-looking statement. You can generally identify forward-looking statements by looking for words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue." Variations on those or similar words, or the negatives of such words, also may indicate forward-looking statements.

     Although we believe that the expectations reflected in this prospectus are reasonable, we cannot assure you that our expectations will be correct. We have included a discussion entitled "Risk Factors" in this prospectus, disclosing important factors that could cause our actual results to differ materially from our expectations. If in the future you hear or read any forward-looking statements concerning us, you should refer back to these Risk Factors and to the disclosures contained in the documents filed by us with the SEC after the date of this prospectus and incorporated into this prospectus by reference.

                                   PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                             SELLING STOCKHOLDERS

     The number of shares that may actually be sold by each selling stockholder listed below will be determined by the stockholder. Therefore, no precise estimate can be given for the number of shares that will have been sold by them at the end of this offering.

     The selling stockholders listed below have advised us that they are the beneficial holders of the shares being offered. The following table shows as to each selling stockholder, its respective pledgees, transferees and other donees:
(i) the number and percentage of shares of our outstanding common stock owned as of the date of this prospectus; (ii) the number of such shares which may be sold for the account of the selling stockholder; and (iii) the number and percentage of such shares that will be owned by the selling stockholder assuming the sale of all shares which may be sold.

------------------------------------------------------------------------------------------------------------
                                                       Shares Owned    Shares which may      Shares Owned
            Selling Stockholders                        Before Sale         be Sold           After Sale
------------------------------------------------------------------------------------------------------------
AIM Funds Group, on behalf of its portfolio
AIM Small Cap Equity Fund                                   250,000             250,000                  - *
Garrison Master Fund                                         38,500              38,500                  - *
ZCM Asset Holding Co., LLC                                    4,400               4,400                  - *
Sabre Institutional Partners                                  7,100               7,100                  - *
Caxton International Limited                                302,500             150,000            152,500 *
Choice Long-Short Fund                                       55,000              55,000                  - *
Adams Select Fund, LP                                        45,000              45,000                  - *

Fidelity Capital Trust: Fidelity Value Fund               1,075,000           1,000,000             75,000 *
Fidelity Advisor Series I: Fidelity Advisor
Small Cap Fund                                              200,000             200,000                  - *
IDEX/Isabelle Small Cap Value Fund                          267,400             155,000            112,400 *
Trustees of the Sheet Metal Workers Local
218(S) Pension Fund                                           5,000               5,000                  - *
Jackson Square Partners 2002, L.P.                          150,000             150,000                  - *
The Lynch Foundation                                         18,910              18,910                  - *
Peter & Carolyn Lynch                                        17,878              17,878                  - *
Lynch Children's Trust fbo Anne Lynch                         2,258               2,258                  - *

Lynch Children's Trust fbo Elizabeth Lynch                    2,265               2,265                  - *
Lynch Children's Trust fbo Mary Lynch                         2,268               2,268                  - *
Peter S. Lynch Charitable Lead Annuity
Trust                                                         1,377               1,377                  - *
Peter S. Lynch Charitable Unitrust                            1,612               1,612                  - *

Peter S. Lynch Charitable Remainder Trust                     8,492               8,492                  - *
Remington Investment Strategies, LP                          48,000              48,000                  - *
Moore Global Investments, Ltd.                              252,000             252,000                  - *
Straus-Gept L.P.                                             25,000              25,000                  - *
Straus Partners L.P.                                         44,500              44,500                  - *
Straus-Spelman L.P.                                           5,500               5,500                  - *
Ternary Capital Management Fund, LLC                         20,000              20,000                  - *
V4 Partners, LP                                             100,000             100,000                  - *
Prism Partners II Offshore Fund                             153,967             153,967                  - *
Prism Partners I, L.P.                                      111,976             111,976                  - *
Prism Partners Offshore Fund                                 13,997              13,997                  - *
Dorado Capital Partners, LP                                  35,000              35,000                  - *
Chilton International, LP                                    75,000              75,000                  - *
                                                       ------------        ------------           --------
TOTAL                                                     3,339,900           3,000,000            339,900
                                                       ============        ============           ========

* - Shares owned after sales is below one percent of common shares outstanding.

                         DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 70,000,000 shares of common stock, par value $0.02 per share and 10,000,000 shares of preferred stock, par value $.10 per share. As of May 15, 2002, we had 16,243,739 shares of common stock and 4,079,687 shares of Series A convertible preferred stock outstanding as well as options to purchase an additional 3,381,193 shares of common stock and warrants exercisable for 5,647,803 shares of common stock.

Common Stock

     Holders of our common stock are entitled to one vote per share held of
record on matters to be voted upon by the stockholders.   Holders of common
stock are entitled to receive dividends out of funds legally available for distribution when and if declared by our board of directors and to share ratably in the assets of iDine legally available for distribution to stockholders in the event of liquidation, dissolution or winding-up of iDine, subject to any preferences that may be applicable to any shares of our preferred stock, par value $.10 per share, then outstanding. Holders of common stock have no subscription, redemption or conversion rights and, under Delaware law, no preemptive rights to acquire unissued shares, treasury shares or securities convertible into such shares. All outstanding shares of common stock are, and all shares of common stock to be issued in the future (assuming the issuance of such shares will have been duly authorized by iDine and issued against receipt of the consideration approved by iDine, which will be no less than the par value thereof) will be, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

     The board of directors has the authority, within the limitations and restrictions stated in the certificate of incorporation, to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including the powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding common stock, without a vote of the holders of the preferred stock, or any series thereof, unless a vote of such holders is required pursuant to the resolutions establishing the series of preferred stock. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock.

     Series A convertible preferred stock

     Pursuant to a Rights Offering completed on November 9, 1999, we have outstanding 4,079,687 shares of our Series A convertible preferred stock which is a series of senior convertible redeemable preferred stock.

     Conversion. Each whole share of Series A convertible preferred stock is convertible into common stock at any time at the option of the holder and, at any time after November 2002, the third anniversary of the closing of the rights offering (upon satisfaction of certain conditions), at our option. The conversion ratio, at March 31, 2002, was 1.14419 shares of common stock. The conversion is subject to adjustment on customary terms to avoid dilution in the event of a merger, stock split, recapitalization, or other similar events or an issuance of common stock below the conversion price then in effect. We have the right to require a conversion of all outstanding Series A convertible preferred stock into common stock if the closing price of our common stock at any time after the third anniversary of the offering exceeds $4.82, plus accrued and unpaid current dividends, additional dividends, and deferred dividends, for thirty consecutive days. We have the

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right to require conversion if we complete an underwritten offering of our equity securities which results in gross proceeds to iDine or selling stockholders of $20,000,000 and either the price to public of the securities sold or the average of the high and low sales price of our common stock on the date of the closing of the public offering is not less than the Series A conversion price then in effect. Holders of a majority of the outstanding Series A convertible preferred shares also will have the right to require us to convert all outstanding Series A convertible preferred shares at any time following the closing of this offering. The number of shares of common stock issuable upon any conversion will be determined by dividing the sum of $2.41, plus accrued but unpaid current dividends, additional dividends and deferred dividends by the Series A conversion price then in effect.

     Dividends. Holders of the Series A convertible preferred shares are entitled to receive, when, as and if declared by our board of directors and to the extent of funds legally available for the payment of dividends, dividends at the rate of $0.29 per share per annum, at least $0.145 of which is payable in quarterly installments in arrears on the first business day of January, April, July and October ("current dividends"). Annual dividends in the amount of $0.145 per share are not payable currently but are deferred, accrue and become payable upon a conversion or redemption of the Series A convertible preferred shares or liquidation, dissolution or winding up of iDine ("deferred dividends"). See "Subordination" below. We may choose to pay any or all deferred dividends currently. Dividends accrue from and including the issue date to and including the date on which the preferred stock is redeemed or converted or on which the liquidation preference is paid thereon. To the extent not paid, dividends will be cumulative. The Series A convertible preferred shares also will be entitled to receive cash dividends on an as-converted basis equal to the common stock, if dividends are paid on common stock.

     If we default in our obligation to pay any portion of current dividends when due (such portion, a "past due current dividend"), the holders would be entitled to receive, when, as and if declared by the board of directors and to the extent of funds legally available for the payment of dividends, an additional dividend per share ("additional dividends") at an annual rate equal to the per share amount of the past due current dividend, multiplied by the prime rate of interest (as announced by JP MorganChase Bank) plus 6% for the first 90 days of such default, increasing by an additional 1/2% at the beginning of each subsequent 90 day period up to a maximum rate equal to the prime rate plus 7-1/2%. All additional dividends will be cumulative from the dividend payment date on which the default giving rise to a past due current dividend had occurred.

     Voting. Holders of our Series A convertible preferred shares vote together with the holders of our common stock on all matters which are submitted to a vote of the stockholders on the basis of one vote for each share of Series A convertible preferred stock held of record. In addition, if and whenever current dividends payable on shares of Series A convertible preferred stock are in arrears and unpaid in an aggregate amount equal to or exceeding the amount of current dividends due and payable thereon for six (6) quarterly dividend periods (consecutive or otherwise), then the number of directors constituting the board of directors will be increased by two, and the Series A convertible preferred shares, voting as a class, will have the right to elect two directors to fill the newly-created directorships. The right to elect directors will remain in effect until all cumulative current dividends (and any additional dividends with respect to those current dividends) have been paid in full.

     Subordination. Upon a liquidation, dissolution or winding up of iDine, the holders of our Series A convertible preferred shares would be entitled to receive, in cash, a sum per share equal to $2.41 plus all accrued but unpaid current dividends, additional dividends and deferred dividends thereon, before any amounts are paid to holders of common stock. If amounts available for distribution to stockholders are insufficient to permit payment to all holders of Series A convertible preferred shares of this preferential amount, then our entire funds available to holders of Series A convertible preferred shares will be

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distributed ratably among the holders in proportion to the number of shares owned. Upon liquidation (other than a "deemed liquidation event" described below), after payment of the amount described above, any additional amounts available for distribution will be distributed among the holders of common stock and the Series A convertible preferred shares pro rata on an as-converted basis.

     If we consolidate with or merge into another entity, if we sell or transfer all or substantially all of our assets, or if a majority of our outstanding stock is sold, resulting in stockholders immediately prior to the sale owning less than 50% of our voting securities, we will treat such event as a liquidation, dissolution or winding up (a "deemed liquidation event"), unless the transaction is approved by the holders of majority of the then outstanding Series A convertible preferred shares. From and after the date of a deemed liquidation, all rights of the holders of Series A convertible preferred shares, as such, will cease and terminate, and each Series A convertible preferred share shall automatically be canceled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange for the share other than the right to receive payment of the preferential amount described above.

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

                             PLAN OF DISTRIBUTION

     We are registering our common stock on behalf of the selling stockholders. The selling stockholders acquired the common stock from us on June 10, 2002. To our knowledge, the selling stockholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker about the sale of the shares covered by this prospectus. The shares of our common stock covered by this prospectus will be sold, if at all, by each of the selling stockholders named above, their respective pledgees, transferees or other donees, and not by us. The shares may be sold from time to time as follows:

..    on the American Stock Exchange or the Philadelphia Stock Exchange, in the
     over-the-counter market, or on another national securities exchange (any of which may involve crosses and block transactions);

..    to purchasers directly;

..    in ordinary brokerage transactions in which the broker solicits purchasers;

..    through underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

..    through the writing of options on the shares;

..    through the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

..    through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

..    through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

..    through exchange distributions in accordance with the rules of the applicable exchange;

..    in any combination of one or more of these methods; or

..    in any other lawful manner.

     These sales may be made at prices related to the then current market price or otherwise at prices and on terms then prevailing, or in privately negotiated transactions. In effecting sales, a broker or dealer engaged by an individual using this prospectus to sell common stock may arrange for other brokers or dealers to participate in the sale. In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 under the Securities Act may be sold thereunder rather than by this prospectus.

     In connection with distributions of the shares or otherwise, an individual using this prospectus to sell common stock may enter into hedging transactions with a broker-dealer. In connection with such a

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

transaction, a broker-dealer may engage in short sales of shares registered hereunder in the course of hedging the positions they assume with the seller. The seller may also sell shares short and deliver the shares to close out such short positions. The seller may also enter into an option or other transaction with a broker-dealer which requires the delivery to the broker-dealer of shares we have registered, which the broker-dealer may resell by this prospectus.

     A seller may pay a broker-dealer or an agent compensation in the form of commissions, discounts or concessions. The broker-dealer and any other participating broker-dealer may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

     We may be required to file a supplemented prospectus in connection with any activities involving a seller which may be deemed to be an "underwriting." In that case, a supplement to this prospectus would contain (1) information as to whether an underwriter selected by a seller, or any other broker- dealer, is acting as principal or agent for the seller, (2) the compensation to be received by an underwriter selected by a seller or any broker-dealer, for acting as principal or agent for a seller and (3) the compensation to be received by any other broker-dealer, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions. Any broker or dealer participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any shares from or through such a broker-dealer.

     We have advised the people identified in this prospectus as potential sellers of common stock that during any period when they may be engaged in a distribution of the shares offered by this prospectus, they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any seller, any affiliated purchaser and any broker-dealer or other individual who participates in such a distribution from bidding for or purchasing, or attempting to induce any individual to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these factors may affect the marketability of our common stock.

     The people identified in this prospectus as potential sellers of common stock offer to sell all, some or none of the shares covered by this prospectus. Because it is possible that a significant number of shares could be sold simultaneously by means of this prospectus, such sales, or the possibility thereof, may have an adverse effect on the market price of our common stock.

                                 LEGAL MATTERS

     Morgan, Lewis & Bockius LLP, New York, New York has rendered an opinion to us regarding the validity of the common stock to be offered by the prospectus.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 2001, September 30, 2001 and 2000, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for the three-months ended December 31, 2001, and each of the years in the three-year period ended September 30, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

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